Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Axon Enterprise, Inc.

Name of persons relying on exemption: Open MIC

Address of persons relying on exemption: c/o Tides Center, 1012 Torney Avenue, San Francisco, CA 94129-1755

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

May 4, 2023

Dear Axon Shareholders:

We are writing to urge you to vote FOR Proposal No. 6 on the Company’s 2023 Proxy.

The shareholder proposal requests the Company discontinue the development and plans for sale of a remotely-operated TASER drone system in recognition of the serious public safety, human and civil rights concerns raised by Axon’s own Artificial Intelligence (“AI”) Ethics Board and stakeholders.

Beginning with the project announcement, Axon executives have failed egregiously at every step to adhere to basic corporate governance procedures, including management’s own internal systems. The Company has failed to fully acknowledge, let alone address the astronomical risks of deploying TASER-weaponized drones in classrooms and other public settings despite clear and repeated articulation of these risks by its assembled AI Ethics Board. Instead of engaging with the proponents or any number of concerned stakeholders, Axon leadership has abandoned good business practices to prioritize a troubling marketing campaign.

1.	Axon’s plan demonstrates a severe governance failure from the outset.

Prior to announcing their plan for deploying TASER-weaponized drones in schools on June 2, 2022, Axon management reportedly failed to seek meaningful input from the Company’s Community Advisory Coalition or the vice president of community impact.1

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1 Issie Lapowsky, “Axon’s plan for Taser drones in schools isn’t dead yet,” Protocol, Sept. 1, 2022, https://www.protocol.com/policy/axon-rick-smith-interview

This announcement also flagrantly defied the recommendation of Axon’s AI Ethics Board, made only a few weeks prior, which had strenuously opposed a much narrower pilot study regarding AI-powered TASER drones.2 The AI Ethics Board opposed the pilot study with a two-thirds majority after deliberating for a year. In contrast, Axon executives reportedly gave the board only two days' notice before publicly announcing their plan for a wildly more expansive proposal. Nine of the thirteen AI Ethics Board members immediately resigned and this vital tool for corporate governance and protection was consequently disbanded.

Axon’s announcement and all subsequent communications regarding the TASER drones proposal have also failed to present a coherent plan to address either the technological or ethical questions stakeholders have raised.

In fact, in a Reddit “Ask Me Anything” conducted one day after the public announcement, Axon CEO Rick Smith admitted to having no actual plan for how drones would be able to move through locked doors in a school building, suggesting either outfitting each room with a separate drone like a smoke detector or installing ventilation systems that would not comply with fire code restrictions.3 When multiple users asked if such drones might be illegal, Smith acknowledged they were “aware of the legal limitations”, but that Axon has a history of “chang[ing] .. . . laws” that had initially made other of its products illegal. Asked about the risks of a school-wide AI surveillance system connected to TASER-weaponized drones being hacked by malicious actors, Smith dismissed the potential harms as amounting to “mischief” rather than tragedy.4

In response to many concerns, including critiques that TASERs would be ineffective against the vast majority of shooters wearing body armor, Axon has generally failed to put forth a clear plan and instead directed stakeholders to read CEO Rick Smith’s book and companion graphic novel.

Mr. Smith’s graphic novel is not a plan, but a work of science fiction. Along with TASER-equipped drones, the graphic novel depicts a drone with a retractable robot arm carrying an unconscious human being into a cage, and a helmet capable of reading thoughts to determine if suspects are guilty of a crime.5 Science fiction is not an acceptable substitute for a company’s products and policies, and it certainly cannot explain how Axon plans to address the myriad technological and ethical risks this proposal would engender.

Axon had many opportunities to release a plan informed by the critiques of its AI Ethics Board, as well as the un-consulted Community Advisory Board and vice president of community impact, but instead management abandoned principles of good corporate governance to rush out a press release in the immediate aftermath of the tragic Uvalde massacre,6 which can reasonably be characterized as a marketing ploy.

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2 Statement of Resigning Axon AI Ethics Board Members, June 6, 2022, https://www.policingproject.org/statement-of-resigning-axon-ai-ethics-board-members

3 Reddit AMA with Rick Smith, June 3, 2022, https://www.reddit.com/r/IAmA/comments/v43uhv/i_am_rick_smith_the_ceo_founder_of_axon/

4 Faine Greenwood, “For a Second There, Someone Thought Using Taser Drones to Stop School Shootings Was a Good Idea,” Slate, June 7, 2022, https://slate.com/technology/2022/06/axon-taser-drone-mass-shootings-rick-smith.html

5 Rick Smith and Mark Reihill, The End of Killing: A Companion Graphic Novel, https://www.flipsnack.com/endofkillingcomic/the-end-of-killing/full-view.html

6 Axon press release, June 2, 2022, https://investor.axon.com/2022-06-02-Axon-Announces-TASER-Drone-Development-to-Address-Mass-Shootings#assets_all

2.	Axon’s plan exposes communities and shareholders to unacceptable risk.

Axon leadership is well aware of the risks this plan invites. When the experts on the Company’s AI Ethics Board resigned, its members released an official statement detailing many of the concerns they had already articulated to Company executives. Board members described the proposed surveillance of children and school workers as “sweeping,” with the potential to exacerbate harms, particularly to communities of color and other groups that are already overpoliced.7

In addition these experts explained that, in their view, “[t]he Taser-equipped drone also has no realistic chance of solving the mass shooting problem Axon now is prescribing it for, only distracting society from real solutions to a tragic problem.”8

Independent evidence suggests that the AI Ethics Board’s concerns are valid. AI tools deployed in schools are routinely discriminatory, unfairly targeting disabled students, queer students, and students of color.9 These specific applications reflect a broader industry trend across AI systems that demonstrate invisible bias against marginalized communities, including in facial recognition and language models.

Law enforcement operators cannot reasonably be expected to counter this technological bias, as police agencies routinely discriminate against these same marginalized groups. Data from the American Civil Liberties Union shows Black students are arrested 3 to 8 times more often than white students, while disabled students are arrested 3 to 10 times more often than nondisabled students.10 There have already been incidents of law enforcement using TASERs on children in schools as young as 7 years old in response to behavioral issues.11

Further evidence shows that in addition to being discriminatory, many AI tools are simply ineffective. Gun-detecting surveillance tools currently deployed in schools routinely flag laptops as threats and fail to detect common handguns, while requiring manual searches of a majority of students.12 AI aggression detectors in schools have failed to detect screams, but flagged coughs and Gilbert Gottfried clips.13

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7 Statement of Resigning Axon AI Ethics Board Members, June 6, 2022, https://www.policingproject.org/statement-of-resigning-axon-ai-ethics-board-members

8 Id.

9 Brandon Paykamian, “Privacy Groups Uneasy With Monitoring Students for Self-Harm,” GovTech.com, Oct. 22, 2021, https://www.govtech.com/education/k-12/privacy-groups-uneasy-with-monitoring-students-for-self-harm

10 ACLU Report, “Cops and No Counselors: How the Lack of School Mental Health Staff Is Harming Students,” https://www.aclu.org/sites/default/files/field_document/030419-acluschooldisciplinereport.pdf

11 Artemis Moshtaghian, “Dallas school police use handcuffs to restrain 7-year-old boy,” CNN, May 19, 2017, https://www.cnn.com/2017/05/16/us/boy-handcuffs-dallas-school-trnd/

12 Aaron Gordon & Janus Rose, “‘The Least Safe Day’: Rollout of Gun-Detecting AI Scanners in Schools Has Been a ‘Cluster,’ Emails Show,” Motherboard, Aug. 25, 2022, https://www.vice.com/en/article/5d3dw5/the-least-safe-day-rollout-of-gun-detecting-ai-scanners-in-schools-has-been-a-cluster-emails-show

13 Jack Gillum & Jeff Kao, “Aggression Detectors: The Unproven, Invasive Surveillance Technology Schools Are Using to Monitor Students,” ProPublica, June 25, 2019, https://features.propublica.org/aggression-detector/the-unproven-invasive-surveillance-technology-schools-are-using-to-monitor-students/#163614

While many AI tools lack clear evidence of their functionality, ample research documents the rampant harms students experience when constant surveillance criminalizes their mental health issues and deters free expression.14 Additional data shows that AI systems are ripe for attack not just by hacking, but by malicious actors manipulating machine learning systems to teach the AI to operate in malicious ways.15

This is of course only the tip of the iceberg on studies showing the potential harms of live surveillance networks, poorly developed AI technologies, biased enforcement mechanisms, and minimal accountability measures present in the proposal.

Moreover, despite Axon’s determined attempts to brand its proposed TASER-weaponized drones as “nonlethal,” a marketing decision that has extended to changing the title of Proposal No. 6 without consulting or notifying the investor proponents who submitted it, TASERs can indeed be fatal. Since 2010, there have been at least 513 cases where people died soon after police used TASERs on them.16 Other data suggests that TASERs are cited with disturbing frequency as contributing or direct factors to cardiac-related deaths.17 Research shows that TASER fatalities are more likely to occur for high-risk subjects, including young children.18 Amnesty International has raised serious concerns about fatalities and devastating injuries that occur as a result of TASER shocks.19

Shareholders are concerned that the Company’s plan to market TASER-enabled drones would not only fail to stop shooters, due to unresolved technological issues and lack of AI functionality, but could also severely harm disabled and other marginalized children, due to technological or law enforcement discrimination. Even a single such incident runs the risk of irreparably damaging the reputation of an otherwise successful public safety company. Axon would potentially expose itself to massive lawsuits around physical damages, discriminatory class actions, and mental health harms its products would inflict on children.

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14 Jaisal Noor, “Cops in Baltimore schools are monitoring students’ laptops,” The Real News Network, Oct. 1, 2021, https://therealnews.com/cops-in-baltimore-schools-are-monitoring-students-laptops

15 Marcus Comiter, “Attacking Artificial Intelligence: AI’s Security Vulnerability and What Policymakers Can Do About It,” Belfer Center for Science and International Affairs, Harvard Kennedy School, August 2019, https://www.belfercenter.org/publication/AttackingAI

16 Jo Ciavaglia, Josh Salman, and Katie Wedell, “Police use of Tasers ends in hundreds of deaths like Daunte Wright,” USA Today, Apr. 26, 2021, https://www.usatoday.com/in-depth/news/investigations/2021/04/23/police-use-tasers-ends-hundreds-deaths-like-daunte-wright/7221153002/

17 “Police have killed more than 1,000 people with Tasers since 2000,” PBS News Weekend, Sep. 23, 2017, https://www.pbs.org/newshour/show/police-killed-1000-people-tasers-since-2000

18 Tim Reid, Peter Eisler, and Grant Smith, “As death toll keeps rising, U.S. communities start rethinking Taser use,” Reuters, Feb. 4, 2019, https://www.reuters.com/article/us-usa-taser-deaths-insight-idUSKCN1PT0YT

19 Amnesty International Statement, “USA: Excessive and Lethal Force? Amnesty International’s Concerns about Deaths and Ill-Treatment Involving Police Use of Tasers,” Mar. 26, 2011, https://www.amnestyusa.org/reports/usa-excessive-and-lethal-force-amnesty-internationals-concerns-about-deaths-and-ill-treatment-involving-police-use-of-tasers/

Shareholders believe it would be difficult, if not impossible to mitigate these monumental risks. Axon has not articulated such a mitigation strategy. In fact, Axon has failed to substantively address these concerns in any public or shareholder communications.

3.	Axon continues to prioritize marketing over good business practices.

There is unfortunately no reason to believe that Axon management has recognized its mistakes and committed to stronger corporate governance practices regarding its TASER drone plan.

In the wake of the colossal public relations failure of its initial announcement, Axon disbanded its Community Advisory Coalition and its AI Ethics Board to create a new advisory group, which it still reportedly does not commit to heeding.20 CEO Smith has said publicly that he doesn’t regret bypassing the AI Ethics Board’s recommendation.

Mr. Smith also reports that Axon has been doing a lot of work on “public acceptance,” but still does not provide an explanation of how this idea would overcome serious technical hurdles, let alone significant ethical risks.21 This demonstrates a truly astonishing disregard for human rights as well as the interests of Axon shareholders. Proponents believe that arming police-operated drones with TASERs and an AI surveillance apparatus designed to spy on children exposes the Company to an existential level of risk, which Axon leadership has utterly failed to acknowledge, let alone mitigate.

Proponents believe Axon management has demonstrated it is unable or unwilling to adhere to good governance practices. Consequently, it should not be allowed to move forward with its plan to deploy TASER-weaponized drones in schools.

For the reasons provided above, we urge Axon shareholders to vote FOR Proposal No. 6, requesting the Company discontinue the development and plans for sale of a remotely-operated TASER drone system.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Open MIC is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proposal No. 6 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Open MIC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

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20 Issie Lapowsky, “Axon’s plan for Taser drones in schools isn’t dead yet,” Protocol, Sept. 1, 2022, https://www.protocol.com/policy/axon-rick-smith-interview

21 Ibid.